

June 11, 2013

Via E-Mail
Robert Hoglund
Senior Vice President and Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003

      Re: **Consolidated Edison, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 21, 2013
              File No. 001-14514

Dear Mr. Hoglund:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Andrew D. Mew

                            Andrew D. Mew
                            Accounting Branch Chief